CapitaLand

02 MAR -5 AM 8:07

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

82-4507

18 February 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

02015626

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 January 2002 till 31 January 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 8233513 or Zuriana @ Tel: 8233516 if you need further assistance.

Yours faithfully

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-jan.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Acquisition of Oakford Australia Pty Ltd – Completion"	2 January 2002	For Public Relations Purposes
Announcement by Hind Hotels International Limited – "Appointment of Secretary and Resignation of Joint Secretaries"	2 January 2002	For Public Relations Purposes
CapitaLand Updates Previous Guidance	4 January 2002	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Joint Venture for Serviced Residences in the United Kingdom – Completion"	4 January 2002	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Raffles Updates Financial Performance"	4 January 2002	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Increase of equity in Ascott Hospitality Holdings Philippines Inc."	8 January 2002	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Establishment of Ascott Property Management (Beijing) Co., Ltd"	10 January 2002	For Public Relations Purposes
Incorporation of CapitaLand Financial Limited	10 January 2002	SESTL Listing Manual
News Release by CapitaLand Limited – CapitaLand appoints core working team to review the structure for the proposed listing of the SPT	16 January 2002	For Public Relations Purposes
Incorporation of PREMAS Asia Pte Ltd	17 January 2002	SESTL Listing Manual
Incorporation of CR Hotel Investment Pte Ltd	18 January 2002	SESTL Listing Manual
News Release of CapitaLand Limited – CapitaLand restructures strategic business units	21 January 2002	For Public Relations Purposes
Acquisition of additional interest in Hua Jia Holdings Pte Ltd	22 January 2002	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Proposed S$240 million fund raising by Savu Properties Ltd	22 January 2002	For Public Relations Purposes
Announcement by Australand Holdings Limited – "Acquisition of Lidcombe Hospital Site"	24 January 2002	For Public Relations Purposes
Press Release by PREMAS International Limited – "PREMAS International Seals Agreement with The Halton Group"	25 January 2002	For Public Relations Purposes
Increase in share capital of Dahlia Properties Pte Ltd	28 January 2002	SESTL Listing Manual
Increase in share capital of subsidiaries	28 January 2002	SESTL Listing Manual
Announcement by The Ascott Group Limited - "Sale of Slamet Pte Ltd – Termination of Sale and Purchase Agreement"	29 January 2002	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Corporate Governance Policy on dealings in securities of The Ascott Group Limited by directors and employees"	31 January 2002	For Public Relations Purposes
Notices of Recent Valuations of Properties by CapitaLand's Subsidiary, The Ascott Group Limited	31 January 2002	For Public Relations Purposes
Announcement and News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Unaudited Results for the Year Ended 31 December 2001"	31 January 2002	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Date of release of Full Year Financial Results Announcement".	31 January 2002	For Public Relations Purposes

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR -5 AM 8:07

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ACQUISITION OF OAKFORD AUSTRALIA PTY LTD - COMPLETION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 31 December 2001 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
2 January 2002

s: ses/sgx-annc/ascot/oakford-completion.doc
2 Jan 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ACQUISITION OF OAKFORD AUSTRALIA PTY LTD - COMPLETION

Further to the announcement on 3 December 2001 on the deferment of the completion of the acquisition of Oakford Australia Pty Ltd ("OAPL"), the Board of Directors is pleased to announce that sale and purchase of OAPL has been completed today.

By Order of the Board
Chia Lee Meng
Company Secretary
31 December 2001

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "APPOINTMENT OF SECRETARY AND RESIGNATION OF JOINT SECRETARIES"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has today issued an announcement on the above matter. Attached Hind's announcement is for information.

Lim Mei Yi
Company Secretary
2 January 2002

s: ses/officers/hind.doc
2 Jan 2002
JLMS/june

Hind Hotels International Limited

Announcement of Appointment of Secretary and Resignation of Joint Secretaries

The Board of Directors wishes to announce the appointment of Ms Lim Mei Yi as Secretary of the Company with effect from 2 January 2002 in place of Ms Foo Soon Soo and Ms Choong Mee Fong who have resigned as Joint Secretaries with effect from 2 January 2002.

Submitted by Chia Cheow Peh, Director & Chairman on 02/01/2002

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR -5 8:07

CAPITALAND UPDATES PREVIOUS GUIDANCE

CapitaLand Limited ("CapitaLand") today announced that its 2001 turnover will exceed its previous guidance. In February, CapitaLand projected that its turnover would increase in 2001 by 10 to 15%. Based on its preliminary calculations, the company expects to report 2001 turnover growth in excess of 15%.

Consistent with its previous guidance, CapitaLand anticipates recording a full year 2001 loss comparable to the full year loss it recorded in 2000. To assist analysts in updating their earnings estimates, CapitaLand provides the following information on recent events:

Deferral of the listing of the Singmall Property Trust (SPT):

In our 3Q01 earnings release, we stated that the listing of the SPT would result in a gain of S$99 million at the Group level. Because we have deferred the IPO of the SPT, the Group will not recognize this gain in 4Q01. (The Group will, however, recognize a gain of S$29.2 million on the sale of 131 Finsbury Pavement in London in 4Q01.) In addition, the Group incurred pre-payment expenses associated with the early repayment of loan on Tampines Mall.

Provisions attributable to certain CapitaLand overseas properties, The Ascott Group Limited and Raffles Holdings Limited:

All Strategic Business Units ("SBUs") have substantially completed their property valuations.

Having made appropriate provisions in August, the Residential SBU need not make further provisions for its Singapore residential assets at year end 2001. However, consistent with our policy to accurately reflect the current value of our assets on our balance sheet, the Residential SBU will write down the value of its Hong Kong residential property.

Any provisions related to Singapore commercial properties will not materially impact the profit & loss statement as they will be offset by revaluation reserves for domestic properties. The Commercial SBU will take provisions on certain commercial properties outside Singapore. These provisions will flow through to the profit & loss statement.

Our listed subsidiaries, The Ascott Group Limited and Raffles Holdings Limited will also take certain provisions. Despite these provisions, both of these listed subsidiaries will post a full year profit.

CapitaLand will release its results for the quarter and year ending 31 December 2001 and provide guidance on its expectations for 2002 on or about February 8, 2002.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

By Order of the Board

Lim Mei Yi
Company Secretary
4 January 2002

s : sec/sgx annc/guidance.doc

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED "JOINT VENTURE FOR SERVICED RESIDENCES IN THE UNITED KINGDOM - COMPLETION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
4 January 2002

s: ses/sgx-annc/ascot/jv-uk.doc
4 Jan 2002
LMY/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Joint Venture for Serviced Residences in the United Kingdom - Completion

Further to the announcement on 20th November, 2001, the Board of Directors of The Ascott Group Limited (the "**Company**") wishes to announce that (a) the sale of Greenpark Investments (Guernsey) Limited ("**Greenpark**") by the Company to Ascott Dilmun Holdings Limited ("**Ascott Dilmun**") and (b) the sale of each of Crown Dilmun (Roland House) Limited ("**Crown Dilmun (Roland House)**") and Crown Dilmun (Princes Square) Limited ("**Crown Dilmun (Princess Square)**") by Dilmun Property (C.I.) Limited to Ascott Dilmun, were completed on 3rd January, 2002 (the "**Completion Date**"). On the Completion Date, the issued share capital of Ascott Dilmun was increased from £2 (consisting of two ordinary shares of £1 each) to £2,000 (consisting of 2,000 ordinary shares of £1 each) held in equal proportions by Ascott Group (Jersey) Limited, a wholly owned subsidiary of the Company, and Crown Dilmun (Serviced Apartments) C.I. Limited, a wholly owned subsidiary of Crown Dilmun Holdings (C.I.) Limited ("**Crown Dilmun**").

The Board of Directors of the Company wishes to further announce that:-

(A) The Company has acquired the following subsidiaries:-

(i) The Ascott Group (Europe) Pte Ltd
The Ascott Group (Europe) Pte Ltd was formerly known as Somerset Vietnam Investments (II) Pte Ltd and its name was changed on 27th December, 2001.

The entire issued share capital of The Ascott Group (Europe) Pte Ltd, comprising two ordinary shares of S$1.00 each, was transferred from The Ascott Holdings Limited to the Company on 2nd January, 2002.

(ii) Ascott Group (Jersey) Limited
The entire issued share capital of Ascott Group (Jersey) Limited (a newly incorporated shelf company), comprising 10 ordinary shares of £1.00 each, was transferred from Juris Limited and Lively Limited to The Ascott Group (Europe) Pte Ltd on 31 December 2001.

(iii) Ascott Management Services (UK) Limited
The entire issued share capital of Ascott Management Services (UK) Limited (a newly incorporated shelf company), comprising one ordinary share of £1.00, was transferred from Hackwood Secretaries Limited to Ascott International Management (2001) Pte Ltd on 2nd January, 2002.

(B) The Company has acquired the following associated companies:-

(i) The Ascott Mayfair Operating Limited
The entire issued share capital of The Ascott Mayfair Operating Limited, comprising one ordinary share of £1.00, was transferred from Hackwood Secretaries Limited to Ascott Dilmun on 2nd January, 2002.

(ii) Somerset Princes Square Operating Limited
The entire issued share capital of Somerset Princes Square Operating Limited, comprising one ordinary share of £1.00, was transferred from Hackwood Secretaries Limited to Ascott Dilmun on 2nd January, 2002.

(iii) Somerset Roland House Operating Limited
The entire issued share capital of Somerset Roland House Operating Limited, comprising one ordinary share of £1.00, was transferred from Hackwood Secretaries Limited to Ascott Dilmun on 2nd January, 2002.

(C) Further to the announcement on 29th November, 2001, separate management agreements were entered into on 3rd January, 2002 between:-

(i) The Ascott Mayfair Operating Limited, Ascott Management Services (U.K.) Limited ("**AMS**") and Greenpark, pursuant to which AMS will operate, manage and market the property known as ***The Ascott Mayfair***, 41-49 Hill Street, Mayfair, London on the terms and conditions set out therein.

(ii) Somerset Princes Square Operating Limited, AMS and Crown Dilmun (Princes Square), pursuant to which AMS will operate, manage and market the property known as ***Princes Square***, 74-76 Princes Square, London on the terms and conditions set out therein.

(iii) Somerset Roland House Operating Limited, AMS and Crown Dilmun (Roland House), pursuant to which AMS will operate, manage and market the property known as ***Roland House***, 2 Roland Gardens, London on the terms and conditions set out therein.

(iv) BIB Properties (Chequers) Limited and Chequers Operating Limited (both are wholly owned subsidiaries of Crown Dilmun) and AMS, pursuant to which AMS will operate, manage and market the property known as ***Chequers*** , 58-66 Cromwell Road, London on the terms and conditions set out therein.

(v) Crown Dilmun (Dominion) Limited and Atrium Operating Company Limited (both are wholly owned subsidiaries of Crown Dilmun), and AMS, pursuant to which AMS will operate, manage and market the property known as ***Dominion Apartments***, 74-76 Princess Street, 2, 4 & 6 Beaver Street and 48/50 Whitworth Street, Manchester on the terms and conditions set out therein.

(D) A structure diagram showing the companies involved in the Ascott / Crown Dilmun Joint Venture is attached to this announcement.

By the Order of the Board
Chia Lee Meng
Company Secretary
4th January, 2002

ASCOTT/CROWN DILMUN JOINT VENTURE
STRUCTURE AS AT COMPLETION ON 3 JANUARY 2002



The Ascott Group Limited
Crown Dilmun Holdings (C.I.) Limited
The Ascott Holdings Limited
The Ascott Group (Europe) Pte Ltd (formerly Somerset Vietnam Investment (II) Pte Ltd)
Ascott International Management (2001) Pte Ltd
Ascott Group (Jersey) Limited
Crown Dilmun (Serviced Apartments) C.I. Limited
Ascott Management Services (UK) Ltd
Ascott Dilmun Holdings Limited
Greenpark Investments (Guernsey) Limited
The Ascott Mayfair Operating Limited
Crown Dilmun (Princes Square) Limited
Somerset Princes Square Operating Limited
Crown Dilmun (Roland House) Limited
Somerset Roland House Operating Limited
The Ascott Mayfair
Princes Square
Roland House

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR -5 AM 8:07

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "RAFFLES UPDATES FINANCIAL PERFORMANCE"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Lim Mei Yi
Company Secretary
4 January 2002

s: ses/sgx-annc/raffles holdings/financial.doc
4 Jan 2002
LMY/june

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

RAFFLES UPDATES FINANCIAL PERFORMANCE

Raffles Holdings Limited ("Raffles" or the "Company") refers to the performance guidance update released by CapitaLand Limited today which makes mention of certain provisions to be made by its strategic business units, including Raffles.

Raffles will, for prudence, be making certain provisions in the second half of 2001 on the carrying value of certain assets, investments and debts; and also on certain post-completion matters relating to the acquisition of Swissotel which are pending resolution. These arise from regular reviews of the carrying value of the Group's assets and in conjunction with the year-end financial audit.

The provisions will increase the anticipated fourth quarter 2001 loss announced earlier. Despite these provisions and the impact of the global economic slowdown and the September 11 incidents on the hotel industry worldwide, the Group expects the overall profits for the whole of 2001 to be higher than that of 2000 as a result of the gain on divestment of 55% equity interest in Raffles City (Private) Limited. This is as announced in the Company's first half and third quarter results released on 25 July 2001 and 23 October 2001, respectively.

The Company will be releasing its results for the year ending 31 December 2001 and its outlook for 2002 on or about 4 February 2002.

BY ORDER OF THE BOARD
Kuk Hun Yi
Company Secretary
4 January 2002

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions.

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "INCREASE OF EQUITY IN ASCOTT HOSPITALITY HOLDINGS PHILIPPINES INC."

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Jessica Lum
Assistant Company Secretary
8 January 2002

s: ses/sgx-annc/ascott/ahhpi.doc
8 Jan 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

INCREASE OF EQUITY IN ASCOTT HOSPITALITY HOLDINGS PHILIPPINES INC.

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that :-

The Ascott Hospitality Holdings Pte Ltd, a wholly owned subsidiary of the Company, has acquired the remaining 20% equity interest in Ascott Hospitality Holdings Philippines Inc., comprising 500 Preference Shares of PhP1,000 each, from Supralex Holdings & Venture Corporation at par value for a total consideration of PhP500,000.

As a result of this acquisition, Ascott Hospitality Holdings Philippines Inc. is now a wholly owned subsidiary of The Ascott Hospitality Holdings Pte Ltd.

By Order of the Board
Chia Lee Meng
Company Secretary
8 January 2002

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR -5 AM 8:07

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ESTABLISHMENT OF ASCOTT PROPERTY MANAGEMENT (BEIJING) CO., LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
10 January 2002

s: ses/sgx-annc/ascot/establish.doc
10 Jan 2002
JLMS/june

THE ASCOTT GROUP LIMITED

Announcement

Establishment of Ascott Property Management (Beijing) Co., Ltd

The Board of Directors of The Ascott Group Limited ("the Company") wishes to announce that its wholly owned subsidiary, Ascott International Management (2001) Pte Ltd ("AIM") has entered into a Sino-Foreign Contractual Joint Venture Agreement with the Foreign Investors Service Center of Beijing and established Ascott Property Management (Beijing) Co., Ltd ("APMB") in Beijng, People's Republic of China.

APMB is a limited liability company with a registered capital of US$300,000 wholly contributed by AIM. The principal activity of APMB is property management.

The establishment of the Contractual Joint Venture and APMB have no material effect on the earnings per share or the net tangible asset per share of the Company for the financial year ending 31 December 2002.

By order of the Board
Chia Lee Meng
Company Secretary
10 January 2002

01/08/2002 12:50 (2K)
[The Ascott group Limited.doc]

CapitaLand

02 MAR -5 AM 8:07

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCORPORATION OF CAPITALAND FINANCIAL LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the incorporation of a wholly-owned subsidiary, CapitaLand Financial Limited ("CapitaLand Financial"), a public limited company incorporated in Singapore, with an authorised capital of S$100,000 comprising 100,000 shares of S$1 each and an initial paid-up capital of S$2.

CapitaLand Financial's principal activities include investing in real estate-related assets and asset management.

By Order of the Board

Lim Mei Yi
Company Secretary
10 January 2002

s:sec/sgx annc/incorp/CFL.doc

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

News Release For Immediate Release

CapitaLand appoints core working team to review the structure for the proposed listing of the SPT

Steven Choo appointed Senior Vice President, Research and Direct Investments at CapitaLand

Singapore, January 16, 2002 – CapitaLand Limited has constituted a supervisory team to review the structure for the proposed listing of SingMall Property Trust (SPT). Constituted at the head office, the supervisory team will be headed by Hiew Yoon Khong, currently the CEO of CapitaLand Financial, supported by Lui Chong Chee, currently CapitaLand's Group Chief Financial Officer and Dr Steven Choo, formerly national director of research and consultancy at Jones Lang LaSalle Singapore, who has been appointed as Senior Vice President, Research and Direct Investments at CapitaLand Limited.

SingMall Property Trust will be managed by a strong team of professionals knowledgeable in financial services and real estate management. Mr Hiew has had experience in corporate finance including equity and debt capital raising prior to joining CapitaLand. At CapitaLand, before his appointment as CEO Financial, Mr Hiew served as Group Chief Financial Officer responsible for the financial management of the Group including all aspects of treasury activities, corporate finance and tax planning. During his tenure as CFO, Mr Hiew led the Treasury team that developed and launched various financial products in the capital markets. Mr Lui, prior to joining CapitaLand as its Chief Financial Officer, was a Managing Director at Citicorp Investment Bank (Singapore) Limited overseeing all fixed income securities, financial advisory and equity related transactions. With over fifteen years in investment banking, Mr Lui's experience

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

includes origination, advice and execution of capital market fundraising exercises, IPOs and merger and acquisition transactions.

CapitaLand's President and CEO, Mr Liew Mun Leong, said, "One of the Group's foremost focus is to transform itself from an asset heavy traditional real estate company, to an international player in asset light, fee-based property businesses. The appointment of a core working team represents our strong commitment and best effort for the SPT listing. The team will review the structure of the SPT, making adjustments to significant features and incorporate feedback from the investors. Singapore property trusts represent a new investment class that will provide investors with the opportunity to participate in investment in the property sector and benefit from the steady income, yields and the long-term capital gains potential of quality real estate."

Mr Liew added, "Besides putting a strong team to manage the listing of the SPT, we are also continuously refreshing and strengthening the bench strength of our management team at CapitaLand. I am pleased to have Steven on board. His in-depth experience of 20 years in the property industry and his international exposure are invaluable. Steven was the Asia Pacific regional head of research and consultancy of Jones Lang LaSalle and global investment committee member of LaSalle Investment Management Asia and a real estate advisor to numerous regional and global property funds and investors."

Besides playing an important role in the SPT, Dr Choo will assist in the operations of CapitaLand regarding direct investments on all the property sectors including residential, office, retail and industrial. Dr Choo, a Commonwealth Scholar, first began his professional career in the early 1970s at Jones Lang Wootton (JLW) Singapore. He also did a stint as Director, Development Consultancy & Research at Richard Ellis before re-joining JLW Singapore in 1995. Over the last 20 years, he has worked in the private and public sectors, covering a wide range of real estate practice in research,

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

valuation, property management, leasing, development planning and appraisal. He has advised on numerous local and regional projects, including the Housing and Development Board (HDB)'s Bras Basah Complex upgrading, China Square, Riverside developments and one of the region's most significant projects, the Kuala Lumpur City Centre (KLCC) in Malaysia.

Prior to his experience in the private sector, Dr Choo was a Senior Lecturer and Director, Centre for Real Estate Studies, School of Building and Estate Management, National University of Singapore. Dr Choo was also active in community related projects such as the UN award winning Tampines new town and the Simpang Development Guide Plan, the first master plan in Singapore with private sector participation.

Dr Steven Choo said: "I am delighted to be part of the CapitaLand team at a time when the company is strengthening its position in Singapore and increasing its presence abroad. My experience in research and advisory work, including market surveys, feasibility and development option studies of projects both locally and regionally, could assist the company as it makes investment decisions in the chosen gateway cities. On the SPT, I have consistently supported this investment instrument for the Singapore retail and institutional investor."

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property, hospitality and property-related products and services spanning more than 50 cities around the world.

Its diversified business interests cover commercial and industrial buildings, residential, serviced residences, hotels, property funds, real estate financials and property services.

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

The Company leverages on its significant asset base and market knowledge to develop fee-based businesses.

Given its scale, scope of services and geographic spread, the company's core assets are its people – a strong international management team and a dedicated, professional staff. The Company believes in developing the best people to deliver the best products and services; in other words, building people who build for people.

-- End --

For more information, please contact:

Basskaran Nair
SVP, Communications
CapitaLand Limited
Tel : 8233554
Fax : 8202204

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCORPORATION OF PREMAS ASIA PTE LTD

The Board of Directors of CapitaLand Limited wishes to announce the incorporation of an indirect wholly-owned subsidiary, PREMAS Asia Pte Ltd ("PREMAS Asia"), in Singapore, under PREMAS International Limited.

PREMAS Asia, an investment holding company, has an authorised and paid-up capital of S$100,000 comprising 100,000 ordinary shares of S$1 each.

By Order of the Board

Lim Mei Yi
Company Secretary
17 January 2002

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCORPORATION OF CR HOTEL INVESTMENT PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the incorporation of CR Hotel Investment Pte Ltd ("CR Hotel"), a 62.5% indirectly-owned subsidiary of Pidemco Land (UK) Pte Ltd ("PLUK").

PLUK is wholly-owned by CapitaLand Commercial Limited, which in turn is wholly-owned by CapitaLand.

CR Hotel, an investment holding company incorporated in Singapore, has an authorised capital of S$100,000 comprising 100,000 ordinary shares of S$1 each and an issued and paid-up capital of S$2 comprising 2 ordinary shares of S$1 each.

By Order of the Board

Jessica Lum
Assistant Company Secretary
18 January 2002

CapitaLand

02 MAR -5 AM 8:07

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 823 3200 Fax : 65 820 2202

For immediate release

CapitaLand restructures strategic business units

Singapore, January 21, 2002 – CapitaLand Limited is pleased to announce that CapitaLand Fund Management will be merged with CapitaLand Financial to create a more integrated real estate based financial services unit, to be called CapitaLand Financial. This new unit, comprising property fund management and property financial services, will be a fee-based earning unit.

This enlarged business unit will also drive the asset light strategy and will be a significant growth driver. CapitaLand Financial will capitalize on its experience in innovative real estate financial products. A recent example is the Peridot Investments transaction of S$200 million of residential sales receivables, which has been acclaimed as the best securitization issue by a regional financial publication. It will actively seek opportunities to bring more of such innovative real estate based financial products and services to meet the various needs of the market.

The present CapitaLand Commercial will remain as a business unit with an extensive portfolio of commercial assets in Singapore and gateway cities. Under this restructuring, this will be the asset based unit comprising commercial property investment and property development.

Mr Ed Ng, currently CEO of the Commercial and Fund Management business units, will be appointed Executive Vice President (Corporate) of CapitaLand Limited with effect from 1 February 2002. Mr Ng brings with him varied international experience to expand CapitaLand's international reach.

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 823 3200 Fax : 65 820 2202

Mr Hiew Yoon Khong, with effect from 1 February 2002, will be heading CapitaLand Commercial and CapitaLand Financial as Chief Executive Officer. Formerly Chief Financial Officer of CapitaLand, and until recently CEO of CapitaLand Financial, Mr Hiew has a strong understanding of the real estate business and also brings with him extensive experience in the origination of and investments in real estate based financial products.

Mr Liew Mun Leong, President and CEO of CapitaLand said, "We would like to both strengthen our financial product development capability, and broaden our international presence. By integrating the property financial and property fund management business units, we will realize better synergies, ensure more effective execution and have a sharper focus as a fee income earning business unit. At the same time, we also need to ensure that we maintain a steady course to broaden our international reach."

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property, hospitality and property-related products and services spanning more than 50 cities around the world. Its diversified business interests cover commercial and industrial buildings, residential, serviced residences, hotels, property funds, real estate financials and property services. The Company leverages on its significant asset base and market knowledge to develop fee-based businesses.

CapitaLand Commercial is one of the largest business units of the CapitaLand Group. It owns, develops and manages an extensive portfolio of commercial properties in Singapore and other gateway cities including Shanghai, Hong Kong, Tokyo, Kuala Lumpur and London.

CapitaLand
CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 823 3200 Fax : 65 820 2202

CapitaLand Financial, previously CapitaLand Fund Management, was set up to capitalize on its real estate capabilities to exploit opportunities between real estate and the capital market, investing and transforming real estate into quality financial products, with the aim of increasing fee-based income for the Group. CapitaLand Financial works closely with CapitaLand Commercial and other business units to identify attractive and stable assets for injection into new property funds to meet the different risk-return profiles of investors. It will continue to pursue sector specific and regional funds targeting local and international investors.

-- End --

For more information, please contact:

Basskaran Nair
SVP, Communications
Tel: 8233 554

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ACQUISITION OF ADDITIONAL INTEREST IN HUA JIA HOLDINGS PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd, has acquired an additional 50% interest (the "Acquisition") in the share capital of Hua Jia Holdings Pte Ltd ("Hua Jia"), its 50%-owned associated company.

The Acquisition, comprising 2 ordinary shares of S$1.00 each, was purchased at a consideration of S$2 from an existing shareholder of Hua Jia, who is unrelated to the CapitaLand Group.

Pursuant to the above, CapitaLand's interest in Hua Jia is 100% comprising 4 ordinary shares of par value of S$1.00 each fully paid. Hua Jia is now an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Lim Mei Yi
Company Secretary
22 January 2002

s : sec/sgx annc/shares/huajia-50.doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

Proposed S$240 million fund raising by Savu Properties Ltd

With reference to the Straits Times article "Caltex House to be Refinanced" published on 19 January 2002, CapitaLand Limited ("CL") would like to confirm the following:-

1. Savu Properties Ltd ("Savu"), an associated company of CL, has mandated -

   - Citicorp Investment Bank (Singapore) Limited as Arranger and Lead Manager of the issue of Bonds and
   - Salomon Smith Barney International Bankers Limited as Arranger for a Term Loan

   for a proposed debt fund raising by Savu of up to an aggregate of S$240 million comprising an issue of S$125 million in principal amount of fixed rate bonds (the Bonds") and S$115 million of banking facility ("Term Loan"). The Bonds and Term Loan will have a tenor of 5 years.

2. The purpose of the proposed fund raising is to refinance existing borrowings.

By Order of the Board

Lim Mei Yi
Company Secretary
22 January 2001

S:\SGXAnnc\Savu-ST19Jan.doc

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR -5 AM 8:07

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "ACQUISITION OF LIDCOMBE HOSPITAL SITE"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Lim Mei Yi
Company Secretary
24 January 2002

s: ses/sgx-annc/australand/lidcombe.doc
24 Jan 2002
JLMS/june

24 January 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Re: Acquisition of Lidcombe Hospital Site

Australand Holdings Limited has been advised by the NSW Government that it is the successful purchaser of a 44 hectare site at Lidcombe that was used as the media village during the 2000 Olympics. The contract for sale, for a purchase price of up to $93.7million, allows payment for the site to be made via a series of annual instalments between 2003 and 2007. During this period, Australand will construct approximately 750 high quality dwellings on the site in line with a Masterplan which was submitted to the Government as part of the process.

It is possible, given the size of the project, that Australand may undertake the Lidcombe project with the involvement of a financier joint venture partner as part of the Company's normal risk management protocols.

It is anticipated that the project will deliver reportable profit from 2004 to 2009.

Yours faithfully

Brendan Crotty
Managing Director

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR -5 PM 8:07

PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, PREMAS INTERNATIONAL LIMITED – "PREMAS INTERNATIONAL SEALS AGREEMENT WITH THE HALTON GROUP"

CapitaLand Limited's subsidiary, PREMAS International Limited ("PREMAS"), has today sealed an agreement with Oy Halton Group Ltd ("Halton"), an international group of companies specializing in indoor climate products and solutions. Attached joint press release issued by PREMAS and Halton is for information.

Jessica Lum
Assistant Company Secretary
25 January 2002

s: ses/sgx-annc/cps/pr-haltondoc
25 Jan 2002
JLMS/june

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCREASE IN SHARE CAPITAL OF DAHLIA PROPERTIES PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Dahlia Properties Pte Ltd ("Dahlia"), has increased its authorised share capital from $100,000 to $300,000 comprising 300,000 ordinary shares of par value $1 each.

CapitaLand's interest in Dahlia is held through CapitaLand (Office) Investments Pte Ltd ("COIPL"), a wholly-owned subsidiary of CapitaLand Commercial Limited, which in turn is wholly-owned by CapitaLand.

COIPL has subscribed for an additional 150,000 ordinary shares of par value $1 each. Consequent to the subscription, COIPL's stake in Dahlia has increased from $100,000 to $250,000 comprising 250,000 ordinary shares of par value $1 each.

CapitaLand's interest in Dahlia remains at 100% after the increase.

By Order of the Board

Lim Mei Yi
Company Secretary
28 January 2002

S:ses/SGX annc/shares/dahlia.doc

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

INCREASE IN SHARE CAPITAL OF SUBSIDIARIES

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the changes in share capital of the following wholly-owned subsidiaries:

1 CapitaLand Residential Limited ("CRL")

CRL has increased its authorised share capital from $100,000 comprising 100,000 ordinary shares of par value $1 each to $3,000,000,000 comprising 1,000,000,000 ordinary shares of par value $1 each and 2,000,000,000 redeemable preference shares of par value $1 each.

CapitaLand has subscribed for an additional 999,999,998 ordinary shares of par value at $1 each and 2,000,000 redeemable preference shares of par value $1 each at a share premium of $999 per share.

Consequent to the subscription, CapitaLand holds 1,000,000,000 ordinary shares of par value of $1 each and 2,000,000 redeemable preference shares of par value of $1 each in the share capital of CRL.

2 CapitaLand Commercial Limited ("CCL")

CCL has increased its authorised share capital from $2,000,000,000 comprising 2,000,000,000 ordinary shares of par value $1 each and US$230,000 comprising 230,000 Redeemable Convertible Cumulative Preference Shares of US$1 each to $2,000,500,000 comprising 2,000,000,000 ordinary shares of par value $1 each and 500,000 Redeemable Convertible Non-Cumulative Preference Shares of $1 each ("RCNPS") and US$230,000 comprising 230,000 Redeemable Convertible Cumulative Preference Shares of US$1 each.

CapitaLand has subscribed for an additional 500,000 RCNPS of par value $1 each at a share premium of $999 per share.

Consequent to the subscription, CapitaLand holds 1,316,031,127 ordinary shares of par value of $1 each and 500,000 RCNPS of par value of $1 each in the capital of CCL.

CapitaLand's interest in CRL and CCL respectively remains at 100% after the increases.

By Order of the Board

Lim Mei Yi
Company Secretary
28 January 2002

s:sgx-annc/shares/CRL-CCL-increase-23Jan.doc

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SALE OF SLAMET PTE LTD – TERMINATION OF SALE AND PURCHASE AGREEMENT"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
29 January 2002

s: ses/sgx-annc/ascot/slamet - cl annc.doc
29 Jan 2002
JLMS/june

THE ASCOTT GROUP LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

**SALE OF SLAMET PTE LTD –
TERMINATION OF SALE AND PURCHASE AGREEMENT**

Further to the Company's announcement on 9 April 2001, the Board of Directors wishes to announce that the agreement (the "Agreement") relating to the sale and purchase of shares in Slamet Pte Ltd ("Slamet"), entered into on 9 April 2001 between Somerset Holdings Limited (now known as The Ascott Holdings Limited) ("TAHL"), a wholly-owned subsidiary of the Company, and Simplex Capital Asia Limited ("Simplex") has been terminated following TAHL's acceptance of Simplex's repudiatory breach of the Agreement, owing to the non-performance by Simplex of its obligations under the Agreement.

The Company has taken and will continue to take all such steps necessary for the protection of its interests under the Agreement.

The termination of the Agreement has no material effect on the earnings per share or the net tangible asset per share of the Company for the financial year ending 31 December 2002.

Slamet, a wholly-owned subsidiary of TAHL, holds a 70% interest in Guangzhou F C Golf & Country Club Co. Ltd., which owns and manages the Masters Golf & Country Club in the North-East area of Taihe Village, Dongjiao Town, Fangcun District, Guangzhou City, People's Republic of China.

By Order of the Board

Chia Lee Meng
Company Secretary
29 January, 2002

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "CORPORATE GOVERNANCE POLICY ON DEALINGS IN SECURITIES OF THE ASCOTT GROUP LIMITED BY DIRECTORS AND EMPLOYEES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Jessica Lum
Assistant Company Secretary
31 January 2002

s: ses/sgx-annc/ascot/corp gov - cl annc.doc
31 Jan 2002
JLMS/june

MASNET No. 87 OF 31.01.2002
Announcement No. 87

THE ASCOTT GROUP LIMITED

CORPORATE GOVERNANCE POLICY ON DEALINGS IN SECURITIES OF THE ASCOTT GROUP LIMITED BY DIRECTORS AND EMPLOYEES

In line with the Company's adoption of quarterly reporting of its results, and with effect from today, the Company's Corporate Governance Policy provides, amongst other things, that all directors and employees of The Ascott Group are to refrain from dealing in the Company's securities during the period commencing two (2) weeks before the announcements of the Company's quarter or half-year or annual results and ending on the date of announcement of the relevant results to the Singapore Exchange Securities Trading Limited.

By order of the Board

Chia Lee Meng
Company Secretary
31 January 2002

Submitted by Chia Lee Meng, Company Secretary on 31/01/2002 to the SGX

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

NOTICES OF RECENT VALUATIONS OF PROPERTIES BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced details of the recent valuations of its properties. Attached notices of recent valuations of properties issued by Ascott are for information.

Jessica Lum
Assistant Company Secretary
31 January 2002

s: ses/sgx-annc/923-valuations/ascott-clannc.doc
31 Jan 2002
JLMS/june

MASNET No. 86 OF 31.01.2002
Announcement No. 86

THE ASCOTT GROUP LIMITED

NOTICE OF RECENT VALUATION OF PROPERTIES

Date of Valuation : 31/12/2001

Name of Valuer : HVS International

Description of Property: The Ascott Mayfair, London

Valuation *(state currency)*: £26,200,000/-

****

Date of Valuation : 31/10/2001

Name of Valuer : Jones Lang LaSalle

Description of Property: 6-8 Scotts Road, Scotts Shopping Centre and The Ascott Singapore

Valuation *(state currency)*: S$330,000,000/-

****

Date of Valuation : 31/10/2001

Name of Valuer : Jones Lang LaSalle

Description of Property: 15 Cairnhill Road, Cairnhill Place, Singapore

Valuation *(state currency)*: S$154,000,000/-

****

Date of Valuation : 10/12/2001

Name of Valuer : CB Richard Ellis (Pte) Ltd

Description of Property: 177 & 177B River Valley Road
Liang Court Shopping Centre and Somerset Liang Court
Executive Residences, Singapore

Valuation *(state currency)*: S$287,500,000/-

****

Date of Valuation : 31/10/2001

Name of Valuer : DTZ Debenham Tie Leung Limited

Description of Property: Somerset Grand Shanghai, No. 8 Jinan Road, Luwan District, Shanghai, PRC

Valuation *(state currency)*: US$100,000,000/-

****

Date of Valuation : 31/10/2001

Name of Valuer : DTZ Debenham Tie Leung Limited

Description of Property: Lot No. 9-2, Chengdu Road, Plot 24 Luwan District, Shanghai, PRC

Valuation *(state currency)*: US$35,300,000/-

****

Date of Valuation : 31/10/2001

Name of Valuer : DTZ Debenham Tie Leung Limited

Description of Property: Levels 2 to 35, West Tower, The Ascott Pudong (formerly known as Merry Garden), Lot D4-2, Lujiazui Financial and Trade Zone, Pudong New Area, Shanghai, PRC

Valuation *(state currency)*: US$32,500,000/-

****

The valuation reports for the above properties are available for inspection at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811 during normal business hours up to 30th April 2002.

By Order of the Board

CHIA LEE MENG
Company Secretary
31 January 2002

Submitted by Chia Lee Meng, Company Secretary on 31/01/2002 to the SGX

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has issued today its proforma full year financial statement and dividend announcement. For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

Jessica Lum
Assistant Company Secretary
31 January 2002

s: ses/sgx-annc/ascot/resultsfullyr2001 - cl annc.doc
31 Jan 2002
JLMS/june

The Board of Directors of The Ascott Group Limited is pleased to announce the following:

UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

		COMPANY			GROUP		
		2001 S$'000	2000 S$'000	%+/-	2001 S$'000	2000^* S$'000	%+/-
1.	(a) Turnover	29,506	69,989	-58	282,070	298,266	-5
	(b) Investment income - Dividend from subsidiary company	-	44,000		-	-	
	(c) Other income including interest income	9,070	2,690	nm	20,089	17,268	+14
2.	(a) Operating profit before tax,minority interests ('MI'),interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	5,122	50,994	-90	97,046	116,117	-16
	(b) Interest on borrowings	(8,205)	(4,829)	+70	(54,338)	(61,716)	-12
	(c) Depreciation and amortisation	(1,617)	(3,993)	-60	(30,473)	(29,759)	-2
	(d) Foreign exchange gain/(loss)	415	1,219	-66	5,325	(6,361)	nm
	(e) Exceptional gain	4,653	13,171	-65	40,957	27,982	+46
	(f) Profit before tax	368	56,562	-99	58,517	46,263	+26
	(g) Share of (loss)/profit of associated companies	-	-		(98)	4,905	-102
	Profit before taxation and minority interests	368	56,562	-99	58,419	51,168	+14
	(h) Taxation	6	(11,821)	nm	(17,803)	(19,725)	-10
	(i) (i) Profit after tax but before MI	374	44,741	-99	40,616	31,443	+29
	(ii)Minority interests	-	-		570	2,877	-80
	(j) Profit attributable to Members of the Company	374	44,741	-99	41,186	34,320	+20

GROUP

		2001	2000^*
3.	(a) Operating profit/(loss) [2(i)(i) above] as a percentage of turnover [1(a) above]	14.4%	10.5%
	(b) Operating profit/(loss) [2(j) above] as a percentage of issued capital and reserves at the end of the year	3.5%	2.7%
	(c) Earnings in cents per ordinary share based on profit attributable to Members of the Company		
	(i) Based on existing issued share capital #	2.66	2.22
	(ii) On a fully diluted basis +	2.66	2.22
	(d) Net tangible asset backing per ordinary share (cents) @	75.5	83.1

Net earnings per share calculation is based on number of shares of $0.20 each in issue of 1,549,330,092 shares for FY 2001 (2000: 1,549,330,092 shares).

+ As the exercise price of the options was higher than the market price, it is therefore ignored for the purpose of calculating fully diluted earnings per share for both periods.

@ Net tangible asset per share calculation is based on 1,549,330,092 shares outstanding as at 31 December 2001 (2000: 1,549,330,092 shares).

^ The merger of Ascott and Somerset on 25 November 2000 constituted a uniting of interest which met the criteria set out in Section 69B of the Companies Act and the Statement of Accounting Standard No. 22 "Accounting for Business Combinations". Accordingly, the pooling of interests was adopted in the consolidated financial statements of the Merged Group for FY 2000.

* The comparative figures have been restated for the effect of changes in accounting policies as a result of the implementation of new accounting standards in 2001 (see para 14).

		COMPANY			GROUP		
		2001 S$'000	2000^* S$'000	%+/-	2001 S$'000	2000^* S$'000	%+/-
4.	(a) Turnover reported for first half year	14,743	11,757	+25	141,610	111,770	+27
	(b) Operating profit/(loss) [2(i)(i) above] reported for first half year	894	277	+223	2,091	17,491	-88
	(c) Turnover reported for second half year	14,763	58,232	-75	140,460	186,496	-25
	(d) Operating profit/(loss) [2(i)(i) above] reported for second half year	(520)	44,464	-101	38,525	13,952	+176

5. (a) Taxation is determined on the basis of tax effect accounting using the liability method and is applied to all significant timing differences. It contains an overprovision of S$3,302,004 in respect of prior years for the Group.

(b) No pre-acquisition profits are included in the results of the Group for FY 2001.

(c) Profits on the sale of residential properties for FY 2001 amounted to S$1,479,100.

6. **GROUP TURNOVER AND PROFIT ANALYSIS**

	Turnover		Profit before Interest, Exceptional Item And Tax [1]		Profit before Interest, Depreciation, Amortisation Exceptional Item And Tax [1]	
	2001 S$'000	2000^ S$'000	2001 S$'000	2000^ S$'000	2001 S$'000	2000^ S$'000
By Business Segments						
Serviced Residence	138,947	121,141	15,784	11,090	40,549	34,577
Retail	82,816	78,450	54,750	49,060	57,312	51,855
Residential & Others	60,307	98,675	1,364	19,847	4,510	23,324
	282,070	298,266	71,898	79,997	102,371	109,756

	Turnover		Profit before Interest, Exceptional Item And Tax [1]		Profit before Interest, Depreciation, Amortisation Exceptional Item And Tax [1]	
	2001 S$'000	2000^ S$'000	2001 S$'000	2000^ S$'000	2001 S$'000	2000^ S$'000
By Region						
Within Singapore	151,094	136,923	64,077	79,526	69,925	85,210
Asia (excluding Singapore)	73,999	57,626	7,023	(2,304)	31,142	21,537
Australia and New Zealand	47,802	88,736	(3,713)	(2,551)	(3,314)	(2,334)
United Kingdom	9,175	14,981	4,511	5,326	4,618	5,343
	282,070	298,266	71,898	79,997	102,371	109,756

The Asia operations refer to the Group's operations in Malaysia, Indonesia, Philippines, People's Republic of China and Vietnam.

[1] *Before taking into account share of associated companies and joint venture pretax loss (in Singapore, Thailand, Malaysia, Vietnam and Myanmar), amounting to S$98 thousand in FY 2001 (vs. pretax profit of S$4,905 thousand in FY 2000).*

7. **COMPANY'S PERFORMANCE**

Turnover of the Company declined by 58% to S$29.5 million, mainly because no dividend income was received from its subsidiaries. Pre-tax profit decreased by S$56.2 million as compared to FY 2000. Interest expense increased by 70% due to higher borrowings.

GROUP'S PERFORMANCE

(a) Turnover

4Q2001 vs 4Q2000

S$'000	4Q2001	4Q2000	Growth	
Serviced Residence	36,376	34,592	1,784	5%
Retail	20,383	20,462	(79)	0%
Residential & Others	10,126	75,245	(65,119)	-87%
Total	66,885	130,299	(63,414)	-49%

The Group's turnover for 4Q2001 decreased by 49% or S$63.4 million to S$66.9 million as compared to the corresponding period last year because of the decline in turnover of the 'residential and others' sector.

Turnover for the serviced residence sector was 5% or S$1.8 million higher than that of 4Q2000. The higher turnover was mainly contributed by Somerset Grand Shanghai with improved occupancy and rental rates. It was also due to the opening of new properties, namely The Ascott Pudong and Somerset Millennium.

Turnover for the retail sector was at about the same level as that of 4Q2000.

The 'residential and others' sector's turnover of S$10.1 million was 87% or S$65.1 million lower than 4Q2000. The lower turnover was mainly due to lower sale of units in the Colonnades and Icon projects in Australia, as these were substantially sold in FY 2000.

FY 2001 vs FY 2000

Compared to FY 2000, the Group's turnover for FY 2001 dropped by 5% or S$16.2 million to S$282.1 million. This is attributable to lower contribution from the "residential and others" sector following the Group's decision to wind down business in this non-core sector. Turnover of the "residential and others" sector decreased by 39% or S$38.4 million as the Colonnades and Icon projects in Australia were substantially sold in FY 2000.

The serviced residence sector grew by 15% or S$17.8 million due to improved occupancy and rental rates achieved, and contribution from Somerset Grand Citra and The Ascott Jakarta, both of which became majority owned by the Group following acquisition of additional interest in them.

Turnover for the retail sector increased 6% or S$4.4 million over that of FY 2000, mainly attributable to the rental generated from the newly completed annexe to Junction 8 and higher occupancy achieved for People's Parade in Wuhan.

(b) Profitability - EBITDA

4Q2001 vs 4Q2000

S$'000	4Q2001	4Q2000	Growth	
Serviced Residence	4,098	13,597	(9,499)	-70%
Retail	12,003	12,577	(574)	-5%
Residential & Others	392	10,189	(9,797)	-96%
Total	16,493	36,363	(19,870)	-55%

For 4Q2001, the Group's profit before interest, depreciation and amortisation, exceptional item and tax ('EBITDA') decreased by 55% or S$19.9 million to S$16.5 million compared to S$36.4 million in 4Q2000.

EBITDA for the serviced residence sector in 4Q2001 declined by 70% or S$9.5 million to S$4.1 million. This was mainly due to one-off charges, start-up losses in China and weaker operating results in Singapore, London and Sydney.

One-off charges, totalling S$4.9 million were taken to the profit and loss account for the acquisition of Oakford serviced residences, formation costs of the Ascott-Crown Dilmun joint venture and loan related expenses. Excluding these charges, operating EBITDA of the serviced residence sector decreased by S$4.1 million. The weaker operating results in Singapore were mainly attributable to the slowdown in the Singapore economy. The 11 September 2001 terrorist incident in USA affected the performance of The Ascott Mayfair significantly whilst Somerset Hyde Park, Sydney was affected by rate undercutting. However, the decrease was partially mitigated by the continued strength in the majority of the group's properties in other cities which did not experience any appreciable drop in 4Q2001. In fact, performance in Shanghai and Auckland continued to improve.

The EBITDA of the retail sector in 4Q2001 decreased by 5% or S$0.6 million compared to the corresponding period in 2000, mainly due to the sale of Orchard Point retail podium.

EBITDA of the 'residential and others' sector dropped by 96% or S$9.8 million. This was mainly due to the provision made for foreseeable losses of S$5.8 million for the 9 Nassim project in Singapore as compared to a write-back of provision for foreseeable losses of S$6.5 million for two Singapore residential projects in 4Q 2000.

<u>FY 2001 vs FY 2000</u>

The Group's EBITDA went down by S$7.4 million or 7%, as the EBITDA of the 'residential and others' sector declined by S$18.8 million or 81% to S$4.5 million. This was mainly due to the provision made for foreseeable losses of S$5.8 million for the 9 Nassim project in Singapore as compared to a write-back of provision for foreseeable losses of S$6.5 million for two Singapore residential projects in FY 2000.

Full-year EBITDA of the serviced residence sector increased by 17% or S$6 million to S$40.5 million as a result of contributions from new properties and very strong performance in the first three quarters of the year. This was despite the one-time charges, startup losses and weaker performance in several markets in 4Q2001.The increase was mainly due to improved occupancy and rental rates achieved in most of the serviced residences.

The EBITDA of the retail sector increased by 11% from S$51.9 million to S$57.3 million. This was attributable to the rental generated from the newly completed annexe to Junction 8 and higher occupancy achieved for People's Parade in Wuhan.

(c) Exceptional Items

The Group's exceptional gain of S$41 million for FY 2001 relates to the gain arising from the sale of Orchard Point retail podium and Junction 8 (S$107.9 million), sale of the last unit of an investment property in London (S$0.8 million) and sale of retail management contracts (S$5.1 million) offset by the provision made on loans to associated companies, project development partner and minority shareholders (S$32.0 million), loss arising from the sale of Funan The IT Mall (S$16.6 million), provision for the Masters Golf and Country Club (S$11.8 million), provision made for anticipated loss on disposal of the Plot 9 piece of land in China (S$8.2 million), provision made for diminution in value of other investments (S$4.2 million). The Group's exceptional gain of S$28 million in FY 2000 comprised mainly capital gain which arose from the sale of an investment property in London, write-back of provisions for early termination costs for KLCC Food Court in Kuala Lumpur, write-back of provision made for diminution in value of investment in a Malaysia-based associated company and write-back of provision made on a loan to a former Indonesia-based associate.

(d) Share of Profit of Associated Companies

The Group's share of associated companies' losses was S$98,000 in FY 2001 compared to the Group's share of associated companies' profits of S$4.9 million in FY 2000. The decrease of S$5 million was mainly due to absence of contribution from the sale of the condominium units at the Westfield residential project in London.

(e) Taxation

The Group's effective tax rate remained higher than the various statutory tax rates because of non-deductible interest expenses (related to the funding of investments that are not yet revenue-generating), non-deductible depreciation expense (on leasehold land and building) and losses incurred by some subsidiaries and associated companies which cannot be offset against profits earned by other companies in the Group.

(f) Profit Attributable to Members of the Company

4Q2001 vs 4Q2000

For 4Q2001, the Group's attributable profit increased by 114% or S$18.4 million to S$34.4 million compared to S$16 million in 4Q2000.

FY 2001 vs FY2000

The Group's attributable profit for FY 2001 was S$41.2 million (nine months 2001: S$6.8 million) and for FY 2000 was S$34.3 million (nine months 2000: S$18.3 million). The difference of S$6.9 million (12M2001 vs 12M2000) was mainly due to higher exceptional gain in FY 2001 as compared to FY 2000.

(g) Write-down of Property Values

Based on the latest valuations obtained, the Group's investment properties and properties under development have declined in value by S$66.5 million. This decline has been taken to the capital reserves in the balance sheet of the Group.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between the end of the financial year and the date of this report which would materially affect the results of the operations of the Group and of the Company for FY 2001.

(h) Divestment Progress

As at 31 December 2001, the Group has divested 54% of its non-core assets worth S$628.5 million with remaining non-core assets of S$600 million.

8. CURRENT YEAR'S PROSPECTS

The Group's turnover for 1Q2002 is expected to be lower than for 1Q2001. 1Q2002 is, however, expected to be profitable, compared to a loss for 1Q2001 arising from provision for the Masters Golf and Country Club.

The divestment of the three retail malls, viz. Junction 8, Funan The IT Mall and Orchard Point, is expected to reduce the Group's FY 2002 revenue by about S$45 million and EBITDA by about S$35 million. Revenue from the sale of remaining unsold residential units is expected to be in the region of S$35 million with small contribution to profitability. For the core serviced residence sector, barring further deterioration in the global economic situation, revenue growth is expected to exceed 10%. Additional contributions are expected from new projects secured and higher rental and occupancy rates for properties opened in FY 2001.

Overall, the Group expects its operating performance to continue to be underpinned by stepped up sales and marketing effort, a well-diversified client base and increased savings from ongoing clustering of property operations. Additional contributions are expected from the Ascott-Crown Dilmun joint venture, new projects, and the improved performance and full year contribution from properties opened last year. A turnaround in performance is also expected from The Ascott Metropolis Auckland with the expiration of its lease guarantee in December 2001 (from an EBITDA loss of S$4.5 million for 2001). The Group also expects to benefit from the low interest rate environment. However, the Group does not expect any significant exceptional gains from the divestment of non-core assets.

Based on the above, the directors believe that the attributable profit for FY 2002 will not achieve the same level as that for FY 2001.

9. DIVIDENDS

Despite provisons for and writedowns in values of certain assets, the Group's balance sheet and financial position have been substantially strengthened as a result of three major divestments, and improvement in performance in FY 2001. Gearing of the Group has been reduced from 0.79 as at end of FY 2000 to 0.52 as at end of FY 2001. The Board of Directors is therefore recommending a bonus dividend payment, in addition to the payment of a first and final dividend. Details are as follows:-

(a) Present Period

Name of Dividend	First & Final	Bonus
Dividend Type	Cash	Cash
Dividend Rate	5% per ordinary share less tax	5% per ordinary share less tax
Par value of shares	S$0.20	S$0.20
Tax Rate	24.5%	24.5%

(b) Previous Corresponding Period

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	5% per ordinary share less tax
Par value of shares	S$0.20
Tax Rate	24.5%

(c) Total Annual Dividend

	Year Ended 31.12.01	Year Ended 31.12.00
Summary of dividend proposed per share		
Final after tax @ 24.5% (cents)	1.51	0.755
Total annual dividend after tax (S$'000)	23,395	11,697

The above represents a total gross dividend rate of 10% per ordinary share for the financial year 2001. No interim dividend was paid during the year.

The proposed dividends, if approved at the Annual General Meeting to be held on 18 April 2002, will be paid on 10 May 2002.

Closure of Books

Notice is hereby given that subject to shareholders' approval of the payment of the aforementioned dividends at the Annual General Meeting to be held on 18 April 2002, the Share Transfer Books and Register of Members of the Company will be closed from 29 April 2002 to 30 April 2002, both dates inclusive. Duly completed transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 26 April 2002 will be registered to determine shareholders' entitlement to the proposed dividends. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the proposed dividends will be paid by the Company to CDP which will in turn distribute dividend entitlements to shareholders.

10. **BALANCE SHEET**

	COMPANY	GROUP

	2001 S$'000	2000^ S$'000	2001 S$'000	2000* S$'000
Property, Plant and Equipment	3,957	3,200	658,600	555,021
Investment Properties	330,000	343,300	976,240	1,552,428
Properties under development	1,425	-	199,086	216,472
Interest in Subsidiaries	323,904	321,721	-	-
Interest in Associates	3,037	2,985	10,117	23,805
Interest in Jointly Controlled Entities-	-	63,721	43,587	
Long-term Investments	-	-	7,558	11,683
Goodwill arising on Consolidation	-	-	7,454	-
Current Assets	106,519	127,585	589,984	420,410
Current Liabilities	(102,369)	(103,822)	(892,015)	(724,119)
Non-Current Liabilities	(151,155)	(151,716)	(345,945)	(697,834)
	515,318	543,253	1,274,800	1,401,453
Representing:-				
Share Capital	309,866	309,866	309,866	309,866
Share Premium	48,563	51,346	291,043	291,043
Capital Reserves	113,831	129,595	617,787	766,117
Foreign Currency Translation Reserve	1,794	(141)	307	(6,366)
Unappropriated Profit/(Accumulated Loss)	41,264	52,587	(42,517)	(72,006)
Share Capital and Reserves	515,318	543,253	1,176,486	1,288,654
Minority Interest	-	-	98,314	112,799
	515,318	543,253	1,274,800	1,401,453

11. SHARE CAPITAL

Since the last financial year ended 31 December 2000, there has been no increase in the issued and paid-up capital of the Company.

Under The Ascott Share Option Plan (the "Plan"), options for 18,036,000 unissued shares of S$0.20 each were granted during FY 2001 at the subscription price of S$0.32 :

Option Category	No. of Holders	Option Period	No. of Unissued Shares Under Option
Group executives	440	29 June 2002 to 28 June 2011	14,964,000
Parent group executives	145	29 June 2002 to 28 June 2011	2,022,000
Non-executive directors	9	29 June 2002 to 28 June 2006	1,050,000
	594		18,036,000

No shares of the Company were issued during the period under review by virtue of the exercise of Options to take up unissued shares of the Company. As at 31 December 2001, there were 32,635,000 unissued ordinary shares of S$0.20 each of the Company under Option under the aforesaid Plan, after accounting for 2,106,000 share options that were cancelled upon resignation of staff.

12. GROUP BORROWINGS

	As at 31.12.01 S$'000	As at 30.09.01 S$'000

Repayable in one year or less or on demand		
- secured	656,390	547,585
- unsecured	33,841	31,834
Repayable after one year		
- secured	330,034	663,640
- unsecured	1,036	1,156
	1,021,301	1,244,215

13. **CASH FLOW STATEMENT**

	12 months ended 31/12/01 S$'000	12 months ended 31/12/00 S$'000
Cash flow from operating activities	82,482	116,242
Cash flow from investing activities		
Interest received	4,724	7,605
Acquisition of property, plant and equipment	(48,919)	(25,190)
Proceeds from disposal of property, plant and equipment	1,104	1,233
Additions to investment properties and properties under development	(63,358)	(84,200)
Proceeds from sale of investment properties and properties under development	576,245	23,701
Acquisition of subsidiaries	(7,454)	(1,195)
Disposal of subsidiaries	-	5,492
Investment in jointly controlled entities	(13,718)	(32,964)
Other investing cashflow	1,290	2,107
	449,914	(103,411)
Cash flow from financing activities		
Interest paid	(58,189)	(61,716)
Dividends paid to minority shareholders	(722)	(5,929)
Dividends paid	(11,697)	-
Proceeds from share issue	-	30
Payment of merger expenses	(4,154)	(3,955)
Proceeds from bank borrowings	778,759	950,458
Repayment of term loans	(988,219)	(864,603)
Loans from minority shareholders	-	1,590
	(284,222)	15,875
Net (decrease) / increase in cash and cash equivalents	248,174	28,706
Cash and cash equivalents at beginning of year	108,534	80,658
Effect of exchange rate changes on balances held in foreign currencies	1,517	(830)
Cash and cash equivalents at end of year	358,225	108,534

14. **Changes in Accounting Policies**

In compliance with new and revised Statements of Accounting Standard, the Group has this year changed its accounting policies in respect of:

a) deferred expenditure (mainly pre-operating expenses) which is now written off in the year incurred instead of being amortised over an appropriate period; and

b) items outside the normal trading activities which are now treated as "exceptional" instead of "extraordinary" and are presented before calculating "operating profit before taxation".

In consequence, deferred expenditure as at 1 January 2001 was adjusted by a charge against reserves. The comparative figures in the profit statement for FY 2000 have been restated in accordance with the new policy. As a result, the Group's attributable profit increased by S$1.5 million to S$34.3 million for that year.

In addition, the Group has adopted the Statement of Accounting Standard on reporting of discontinuing operations. Accordingly, the results, assets and liabilities and cashflow from discontinuing operations will be disclosed separately from continuing operation in the financial statements. The continuing operation comprises the serviced residence sector and the discontinuing operations comprise the retail and "residential and others" sectors.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

BY ORDER OF THE BOARD

Chia Lee Meng
Company Secretary
Singapore
31 January 2002

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 220 8222

Facsimile
(65) 227 2220

Website
www.the-ascott.com

A member of CapitaLand

January 31, 2002
For Immediate Release
Contact:
Ida Lim 5867-230
Tay Cheng Cheng 5867-231

NEWS RELEASE

Ascott Achieves 20 Per Cent Profit Growth

Singapore Jan 31, 2002 -- The Ascott Group, Asia Pacific's largest serviced residence company, has reported a 20 per cent increase in profits for its 2001 financial year.

The group's profit rose to S$41.2 million from S$34.3 million the year before, mainly from higher exceptional gains.

In view of its better performance and stronger balance sheet, its directors are recommending a total gross dividend of 10 per cent per share, which includes a five per cent bonus dividend. This is an after tax dividend of 1.51 cents per share, compared to 0.76 cents in 2000.

Although turnover slipped five per cent to S$282.1 million and EBITDA dropped S$7.4 million due to the winding down of non-core businesses, the group's core serviced residence sector continued to chalk up a robust 15 per cent growth in turnover to S$139 million.

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN

- more -

The group's chief executive officer, Mr Kee Teck Koon, said: "Our serviced residence business continued to grow strongly. Most of our residences achieved higher occupancies and rental rates, and outperformed their markets. Their overall gross operating profit margin improved three per cent to 62 per cent.

"EBITDA for the serviced residence business increased by 17 per cent to S$40.5 million despite the US September crisis and the deduction of one-off costs from our new ventures in Australia and the UK."

Mr Kee added: "We made good progress in 2001 in strengthening our core serviced residence business and towards our target of growing to 15,000 units by 2005, with market leadership in key regions.

"Last year, we added over 1,900 units to our serviced residence portfolio, which is now the Asia Pacific's largest at 7,600 units. In Australia, we acquired the Oakford group to become one of Australasia's top three serviced residence chains.

"In the UK, our joint venture with Crown Dilmun has made Ascott a leading serviced residence operator in the country. In China we launched 730 new units to become one of the country's largest serviced residence chains."

Mr Kee said that the group has substantially strengthened its financial position last year. It divested 54 per cent of its non-core assets worth S$628.5 million and lowered its gearing to 0.52 from 0.79 the year before.

"The divestment proceeds have been used to pare down debts and we are now well positioned to take advantage of investment opportunities in the current property markets to grow further our core serviced residence business," he added.

The group's earnings per share rose to 2.66 cents from 2.22 cents the previous year, and net tangible assets per share was 75.5 cents compared to 83.1 cents in 2000.

Outlook

On the group's outlook, Mr Kee said: "We expect 2002 to be profitable. But attributable profit will not match last year's, as we do not expect significant exceptional gains from the divestment of our non-core assets this year.

"However, if we exclude exceptional gains in both years, we expect profits this year, to be higher than last year's.

"In 2002, contributions from our non-core sectors will decline, in line with our decision to wind down these businesses. The divestment of Junction 8, Funan and Orchard Point malls will reduce our revenue by S$45 million and EBITDA by S$35 million. Profits from the sale of our remaining residential units will be marginal," he added.

"However, in our core serviced residence business, we expect double digit revenue growth. We see new contributions from the Oakford and Crown Dilmun properties, and the improved performance and full year contributions from the five new properties we opened last year in Shanghai, Beijing, Bangkok and Kuching," said Mr Kee.

"We see positive contribution from The Ascott Metropolis, with the expiry of its rental guarantee last year. The increased savings from our ongoing clustering of property operations, stepped-up marketing efforts, diversified client base and the low interest rate environment will enhance our bottomline."

On the first quarter 2002 outlook, Mr Kee expects the quarter to be profitable although with lower turnover, compared to last year's first quarter which recorded a loss due to provisions.

Exceptional Gain

The company's S$41 million exceptional gain was due to gains from the sale of Orchard Point and Junction 8 retail malls, an investment property in London and overseas retail management contracts.

These were offset by losses from the sale of Funan mall and planned sale of land in China, and provisions for a golf club, diminution in value of investments, and doubtful receivables.

Non-Core Properties

Retail turnover in 2001 rose six per cent to S$82.8 million, while EBITDA increased 11 per cent to S$57.3 million. This was due to additional rentals from the new annexe to Junction 8 mall and higher occupancy at People's Parade mall in Wuhan, China.

The 'residential and others' sector saw a turnover drop of S$38.4 million, with EBITDA decreasing by S$18.8 million. This was due to a S$5.8 million provision for the Nassim condominium in Singapore, and to the group's condominium projects in Australia being substantially sold in 2000.

Fourth Quarter

The group's fourth quarter attributable profit rose 114 per cent to S$34.4 million compared to the fourth quarter 2000. Turnover dropped S$63.4 million, and EBITDA slipped by S$19.9 million, largely from the winding down of non-core businesses.

The core serviced residence sector saw a five per cent increase in turnover to S$36.4 million. EBITDA declined by S$9.5 million due to one-off charges, start-up losses in China and weaker operating results in Singapore, London and Sydney.

The weaker performance was due to the slowdown in the Singapore economy, effect of the US September event in London, and price undercutting in Sydney.

This was offset by the continued strength in most of the group's properties in other cities, which did not experience any appreciable drop in the fourth quarter. The group's four residences in Shanghai and Auckland continued to chalk up higher revenues.

Current Valuations

Based on latest valuations, the group's investment properties and properties under development have declined in value by S$66.5 million. The decline has been taken to the capital reserves in the group's balance sheet.

Issued by : **The Ascott Group Limited**
Date : January 31, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 5867-230 Hp: (65) 9628-8339 Fax: (65) 2272-220
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 5867-231 Hp: (65) 9010-0627 Fax: (65) 5867-202
Email: tay.chengcheng@the-ascott.com

Website : www.the-ascott.com

About The Ascott Group

The Ascott Group is Asia Pacific's largest serviced residence company. It owns / manages 7,600 serviced residence units in 19 cities in 10 countries across Asia, Australasia and the United Kingdom.

The group's The Ascott and Somerset serviced residences are market leaders in the Asia Pacific. Its luxury The Ascott brand projects an elegant lifestyle for top executives. The Somerset brand offers stylish living for the mobile senior to upper management executive.

The Ascott Group is the serviced residence arm of CapitaLand Limited, Southeast Asia's largest listed property company. Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange.

The group was a pioneer in the Asia Pacific when it launched the region's first branded luxury serviced residence, The Ascott Singapore, in 1984. Today the group boasts an 18-year industry track record and a well diversified global corporate client base.

Ascott has also built a reputation for creating for its guests, residences with communities that are nurturing. It enriches its guests' living experience with cultural familiarisation, community networking and recreational activities.

- end -

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068
Tel: 65 823 3200 Fax: 65 820 2202

02 MAR -5 AM 8:07

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF FULL YEAR FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), issued an announcement on 30 January 2002 on the above matter. Attached RHL's announcement is for information.

Lim Mei Yi
Company Secretary
31 January 2002

s: ses/sgx-annc/raffles holdings/date-release.doc
31 Jan 2002
JLMS/zz

Raffles
HOLDINGS RAFFLES HOLDINGS LIMITED

Date of Release of Full Year Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the full year ended 31 December 2001 on Monday, 4 February 2002.

Submitted by Desmond Lee, Company Secretary on 30/01/02 to the SGX.